

June 28, 2011

Nick Bonos
Chief Executive Officer
CurrencyShares Chinese Renminbi Trust
c/o Rydex Investments
805 King Farm Boulevard, Suite 600
Rockville, Maryland 20850

> **Re:** **CurrencyShares Chinese Renminbi Trust**
> **Registration Statement on Form S-1**
> **Filed June 1, 2011**
> **File No. 333-174640**

Dear Mr. Bonos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. For example only, we note the use of third party data in the

following sections of your prospectus: "Overview of the Foreign Exchange Industry" and "The Chinese Renminbi."

3. Please revise the prospectus to include an organizational chart that shows the relationships between the trust and the various entities that will provide services to the trust or advise us why such revision is not necessary.

4. Please add a section to discuss your related party transactions in accordance with Item 404 of Regulation S-K.

Table of Contents, page i

5. Refer to page ii of your prospectus and your statement that "[t]he accuracy, reliability and completeness of this information is not guaranteed . . . ." Please revise to eliminate this apparent disclaimer of your responsibility for material omissions or misstatements in the registration statement.

Prospectus Summary, page 1

Investment Attributes of the Trust, page 2

6. We note the disclosure of the various benefits of investing in the units on page 2. If you chose to retain this disclosure in the prospectus summary, please balance it by discussing how the ratio of Chinese Renminbi to share may decrease due to withdrawals made to pay trust expenses.

Trust Expenses, page 5

7. Please disclose the amount of costs incurred by the Sponsor for the Trust's organization and initial sale of shares. Please tell us and disclose to clarify whether the Trust is required to reimburse the Sponsor for such costs and your accounting policy for these expenses.

Trust Expenses, page 19

8. Please tell us how you determined the annual fee on a $10,000 investment would be $40 based on an annual Sponsor's fee of 0.50%. Also, on page 23, we note that the depository "may" pay interest on your primary account. Considering the interest is needed to cover the trusts expenses, please revise to clarify whether you would change depository in order to prevent your shareholders from experiencing dilution.

9. Please revise to elaborate on the situations where you would incur expenses in USD.

Creation and Redemption of Shares, page 25

10.   Please clarify that unless your expenses exceed interest earned in your primary account, the creation or redemption of baskets should be based on a ratio of 500 Chinese Renminbi to one share, if true.

Suspension or rejection of redemption orders, page 29

11.   You have only discussed rejections in this subsection. Please also disclose if the trustee can suspend redemptions and, if so, describe the circumstances under which such suspension may occur as well as how such event would impact your share price.

Creation and Redemption Fees, page 29

12.   Please discuss how the variable fee is determined.

Financial Statements, page F-1

General

13.   We note that you have not included financial information within the financial statements of the Trust, although it appears you intend to include such financial statements within a subsequent amendment to your registration statement. Please note that we may have additional comments upon the review of such financial statements.

Form of Statement of Financial Condition, page F-3

14.   Please clarify within your statement of financial condition to indicate how you will present your Redeemable Capital Shares (i.e., whether or not such shares will be a component of Stockholders' equity), and the basis for such presentation.

Notes to Financial Statement, page F-4

2. Significant Accounting Policies, page F-4

C. Foreign Currency Translation, page F-4

15.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In your amended registration statement, please revise any references to accounting standards accordingly.

Item 16. Exhibits and Financial Statement Schedules, page II-2

16.   Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review

the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Patrick Daughter, Esq.
Foley & Lardner LLP